Exhibit 99.23

COASTAL CONTACTS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

This Management Proxy Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of Coastal Contacts Inc. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the annual meeting (the “Meeting”) of the shareholders to be held on Thursday, February 24, 2011 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Corporation. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Toronto time) on February 22, 2011 or, if the Meeting is adjourned, by 12:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Corporation at a nominal cost. The cost of solicitation by management of the Corporation will be borne by the Corporation.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)           in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)           in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of proxy-related materials in connection with this Meeting (including this Management Proxy Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it:

(a)           by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)            at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or

(ii)           with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)           or in any other manner permitted by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Corporation (the “Board”) has fixed January 24, 2011 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As at January 24, 2011, 55,094,971 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc., at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Corporation, as at January 24, 2011, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying 10% or more of the voting rights attached to the Corporation’s issued and outstanding Common Shares, except for the following:

		Percentage of Outstanding
Name	Number of Common Shares	Common Shares
Roger V. Hardy	6,729,647	12.2%
Montrusco Bolton Investments Inc.(1)	5,726,684	10.4%

(1)           Based on public filings, Montrusco Bolton Investments Inc. reports that it exercises control or direction over the Common Shares disclosed herein on behalf of client accounts over which it has discretionary trading authority.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Corporation’s Bylaws, the quorum for the transaction of business at the Meeting will be one or more individuals present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 10% of the outstanding Common Shares. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. KPMG LLP was first appointed as the auditor of the Corporation on January 16, 2008.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for three classes of directors with staggered terms. Each director holds office until the expiry of the director’s term of office or until the director’s successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles or under the provisions of the Canada Business Corporations Act. At each annual meeting of the Corporation, one class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Corporation. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of the predecessor director.

The term of each class of directors expires at the annual meeting of shareholders to be held in the years indicated: (a) Class I - 2012; (b) Class II — 2013; and (c) Class III — 2011. Jeffrey Mason and Tushar Shah are Class I directors, Stuart Belkin and Michaela Tokarski are Class II directors and Roger V. Hardy and Murray McBride are Class III directors.

At the Meeting, shareholders of the Corporation will be called upon to re-elect Roger V. Hardy and Murray McBride (the “Nominees”) as Class III directors to serve for a term of three years until the annual meeting of shareholders of the Corporation to be held in 2014.

While management does not contemplate that the Nominees will be unable to serve as directors, if prior to the Meeting any vacancy occurs in the slate of such Nominees for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person as director. Proxies received by the directors on which no designation is made will be voted for the management Nominees for election as directors or any substitute nominee(s) thereof as may be determined by management, if necessary.

The following table sets out the name of each of the Nominees and each director of the Corporation whose term will continue after the Meeting; all positions and offices in the Corporation presently held by each Nominee and continuing director; that person’s principal occupation or employment; the period during which that person has served as a director; and the number of Common Shares that the Corporation is advised are beneficially owned by that person, directly or indirectly, or over which control or direction is exercised, as of January 21, 2011.

			Common
			Shares
			beneficially
			owned or
Name, place of residence and	Present principal occupation,	Period served as	controlled/
positions with the Corporation	business or employment	a director	directed
Nominees for election as Class III Directors at the Meeting

ROGER V. HARDY British Columbia, Canada Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of the Corporation	Since July 1, 2002	6,729,647
MURRAY McBRIDE(1) Ontario, Canada Director	Business Consultant, Murray McBride Consulting Services Ltd.	From December 14, 2000 to March 5, 2001 and since December 29, 2003	567,000

Continuing directors

STUART BELKIN(2) British Columbia, Canada Director	Chairman and Chief Executive Officer, Belkorp Industries Inc. (investment holding company)	Since March 26, 2010	391,325

JEFFREY R. MASON(1)(2) British Columbia, Canada Director	Professional Director (presently a Director of the Corporation and also of Amarc Resources Ltd. and Slater Mining Corporation)	Since October 16, 2006	50,100

TUSHAR SHAH(1)(2)(3) New Jersey, U.S.A. Director	Managing Partner, Kinderhook Partners Ltd. (investment firm)	Since July 15, 2010	5,229,300	(3)

MICHAELA TOKARSKI Ontario, Canada Director	Strategic and Marketing Consultant, Creekside Communication Inc. (e-business communications consulting company)	Since February 12, 2001	2,096,000

(1)           Member of the Audit Committee. Mr. Shah was appointed to the committee on December 15, 2010.

(2)           Member of the Compensation and Corporate Governance Committee. Messrs. Belkin and Shah were appointed to the committee on December 15, 2010.

(3)           Mr. Shah was appointed as a director of the Corporation to fill a vacancy created upon the resignation of a Class I director with a term expiring at the annual meeting of shareholders of the Corporation in 2012. Shares indicated are held by Kinderhook Partners Ltd., of which Mr. Shah is a Managing Partner.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Nominee is, as at the date of this Management Proxy Circular, or has been, within the ten years preceding the date of this Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that

(a)           was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)           was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No Nominee is, as at the date of this Management Proxy Circular, or has been, within the ten years preceding the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No Nominee has, within the ten years preceding the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No Nominee has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Corporation is set out in Appendix A to this Management Proxy Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)           the Corporation’s Chief Executive Officer (“CEO”);

(b)           the Corporation’s Chief Financial Officer (“CFO”);

(c)           each of the three most highly compensated executive officers of the Corporation, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Corporation’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)           each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

As at October 31, 2010, the end of the Corporation’s most recently completed financial year, the Corporation had five Named Executive Officers, namely Roger V. Hardy (Chairman, CEO and President), Glen Kayll (CFO), Steve Wallace (Vice President, North American Sales), Steve Bochen (Chief Operating Officer), and Terry Vanderkruyk (Vice President, Corporate Development).

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the “Compensation Committee”) has the responsibility to, among other things, review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and set the CEO’s compensation level based on this evaluation. The Compensation Committee also reviews and approves, for recommendation to the board of directors of the Corporation, the applicable components of compensation for the CEO and reviews the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements, and change-in-control benefits.

The following discussion of Compensation Committee matters relates to the committee as then comprised of Jeffrey Mason (Committee Chair) and Murray McBride.

The Corporation’s compensation policy with respect to executive officers is designed to provide both short-term and long-term rewards that are consistent with individual and corporate performance and its goal is to provide sufficient compensation opportunities for executive officers in order to attract, retain and motivate the best possible management team. Compensation for executive officers consists of:

(i)            a base salary;

(ii)           annual and special bonus incentives; and

(iii)          options granted on a discretionary basis under the Corporation’s Option Plan (as defined under “Option-based Awards”).

The Compensation Committee reviews base salary with reference to relevant industry norms, experience, performance and level of responsibility. The Compensation Committee reviews salary levels annually and may make adjustments, if warranted, as a result of salary trends in the marketplace, competitive positioning and a modification in the level of responsibilities of the executive. Cash bonus incentives assessed annually, or at a more frequent period as determined, are based upon the Corporation’s ability to meet certain financial and operational metrics and each executive’s individual performance. The Compensation Committee reviews and assesses executive performance and accomplishments at a minimum on an annual basis.

The Compensation Committee also considers stock options to be an important component of executive compensation. The objective of making grants under the Option Plan is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, thus better aligning the interests of executive officers with the interests of shareholders. When reviewing and recommending option grants to directors of the Corporation, the Compensation Committee considers the executive’s overall contribution to the success of the Corporation, past option grants, and industry peer groups.

Each of the elements of the executive compensation packages are considered during the Compensation Committee’s benchmarking process which reviews the executive compensation packages of similar companies to ensure that the Corporation provides compensation that is effective in rewarding executives for meeting goals and objectives and ensures that the Corporation can attract and retain the right individuals. The Board considers the Compensation Committee’s benchmarking process in its analysis and decision making process.

The Compensation Committee’s benchmarking process took into account pertinent elements of the Corporation’s compensation package and included the following 11 comparative companies selected as the Corporation’s peer group:

Corporation	Market	Symbol
1-800-Flowers.com, Inc.	NASDAQ	FLWS
Blue Nile Inc.	NASDAQ	NILE
drugstore.com, inc.	NASDAQ	DSCM
Netflix, Inc.	NASDAQ	NFLX
PetMed Express, Inc.	NASDAQ	PETS
Shutterfly, Inc.	NASDAQ	SFLY
Spark Networks Inc.	AMEX	LOV
Stamps.com Inc.	NASDAQ	STMP
US Auto Parts Network Inc.	NASDAQ	PRTS
Vistaprint NV	NASDAQ	VPRT
Vitacost.com, Inc.	NASDAQ	VITC

The benchmarking process took into account all available elements of compensation for the peer group companies, on a normalized basis, whether or not the Corporation included these elements as part of their executive compensation packages. For example, the value of certain long-term incentive plans that are awarded to peer group executives, but absent from the Corporation’s executive compensation package, would be considered in setting the remaining elements of the compensation package. The Compensation Committee considers the Black-Scholes model of valuation, among other information, in its recommendations to the Board.

The Compensation Committee focussed primarily on reviewing the CEO’s performance and determining his compensation. It then provided input to the CEO and other relevant management as part of its review of the compensation for the other executive officers. The Compensation Committee also monitored the performance of the other executive officers as part of understanding the management composition, evaluating potential promotion from within, and succession planning.

In establishing a recommendation to the Board regarding the base salary of $482,000 for the Corporation’s CEO for fiscal 2010, the Compensation Committee assessed the performance of the Corporation and the CEO in fiscal 2009 and evaluated the CEO’s contribution to the overall success of the Corporation in fiscal 2009 along with a review of benchmark information.

In determining its recommendation to the Board regarding the bonus for the Corporation’s CEO for fiscal 2010 (as well as his base salary and stock options for fiscal 2011), the Compensation Committee reviewed the Corporation’s successes during fiscal 2010, including in the promotion of its business (including growth to nearly 3,000,000 customers), receiving industry recognition and numerous awards for its achievements, growing the annual sales of the new eyeglasses business by over 100%, building a motivated and increased workforce, identifying and successfully rectifying management issues in connection with its European division, improving manufacturing and production capacity, improving operating results, and a 28% increase in the market price of the Common Shares over the fiscal year. Based on the Corporation’s performance and the CEO’s contribution and leadership in fiscal 2010, the Board approved a bonus of $90,000 for the CEO for the 2010 fiscal year.

For fiscal 2011, the Compensation Committee recommended that the CEO be paid a base salary of $495,000, representing a 2.7% increase over his fiscal 2010 base salary. With respect to stock options, the Compensation Committee considered the CEO’s performance, historic stock option amounts, a survey of 12 peer group companies, as well as limited availability of Common Shares for new option grants under the Corporation’s Option Plan. After consideration of the Compensation Committee report, the Board approved the base salary recommendation and an option grant to purchase 350,000 Common Shares that vest one-sixth every six months until fully vested over three years.

Performance Graph

The Common Shares commenced trading on the TSX Venture Exchange on March 29, 2004. The Corporation graduated to the Toronto Stock Exchange (“TSX”) on May 9, 2006. The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Common Shares with the cumulative total return on the S&P/TSX Composite Index for the period from November 1, 2005 to October 31, 2010. The graph illustrates the cumulative return on a $100 investment in the Common Shares made on November 1, 2005 as compared with the cumulative return on a $100 investment in the S&P/TSX Composite Index (assuming the reinvestment of dividends).

The performance of the Common Shares as set out in the graph below does not necessarily indicate future performance. Executive compensation has generally followed the trend in shareholder returns.

	2005	2006	2007	2008	2009	2010
TSX Composite	100	119	141	94	105	122
Annual Change	—	19%	18%	-33%	12%	16%
COA	100	43	52	38	56	71
Annual Change	—	-57%	20%	-26%	46%	28%

Option-based Awards

The Amended and Restated Stock Option Plan of the Corporation (the “Option Plan”) is administered by the Board and the Compensation Committee. The Option Plan is designed to advance the interests of the Corporation by encouraging directors, employees and consultants of the Corporation and its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire Common Shares, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole. See “Compensation Discussion and Analysis”.

A stock option plan for the Corporation was approved by the shareholders of the Corporation effective February 27, 2007. During the last financial year ended October 31, 2010, the shareholders of the Corporation approved the Option Plan which reflected amendments to the original stock option plan in order to provide for the following:

1.             the number of options available to grant from time to time would be equal to 10% of the outstanding Common Shares from time to time less any outstanding options; and

2.             the number of options granted to each non-employee director cannot exceed 1% of the issued and outstanding Common Shares.

The Option Plan presently includes the following provisions:

•              Directors, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries shall be eligible for selection to participate in the Option Plan. Options are granted at the discretion of the Board or a special committee of the Board appointed from time to time by the Board (presently the Compensation Committee).

•              The aggregate number of Common Shares issuable upon the exercise of all options granted under the Option Plan and any other “security based compensation arrangements” (as defined in the TSX Company Manual) of the Corporation shall not exceed 10% of the issued and outstanding Common Shares from time to time.

•              No single optionee may be granted options to purchase a number of Common Shares equalling more than 5% of the issued Common Shares in any 12-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable TSX requirements.

•              Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to any one consultant of the Corporation (or any of its subsidiaries).

•              Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to employees of the Corporation (or any of its subsidiaries) conducting investor relation activities. Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3-month period.

•              The number of Common Shares issuable to insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares.

•              The number of Common Shares issued to insiders of the Corporation, within any one-year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares.

•              The number of options issuable to each non-employee director, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 1% of the issued and outstanding Common Shares.

•              The exercise price of optioned Common Shares shall not be lower than the market price (as such term is defined in section 601 of the TSX Company Manual) of the Common Shares at the time the option is granted or any other exercise price permitted by the TSX. The exercise price of an option held by an insider of the Corporation may be reduced only if disinterested shareholder approval is obtained.

•              Each option shall have a term set out in the option agreement, provided that in no circumstances shall the term of an option exceed the maximum term permitted by the TSX (the TSX does not presently specify any maximum term for stock options—the Corporation has generally been granting options under the Option Plan with a five-year term).

•              Options granted may have a vesting period as required by the Board on a case-by-case basis. (Options granted to officers and employees generally vest as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term. Options granted to outside directors generally vest as to 1,000 optioned Common Shares immediately upon grant with remaining options vesting as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term.) In the event of a reorganization, merger or consolidation of the Corporation with one or more corporations where the Corporation is not the surviving corporation or upon the sale of substantially all of the property or more than 80% of the then outstanding Common Shares of the Corporation to another corporation (each a “change of control” event for the purposes of the Option Plan), all options granted which have not yet vested shall immediately vest, subject to any applicable TSX policies.

•              If an optionee ceases any position with the Corporation as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Option Plan shall immediately terminate. If an optionee ceases any position with the Corporation other than for cause or due to the optionee’s death, the option shall continue to be exercisable, to the extent it was entitled to be exercised at the date of cessation, until the earlier of 90 days thereafter (30 days in the case of an optionee engaged to provide investor relations activities) and the normal expiry date of the option.

•              In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s legal representatives until the earlier of one year from the date of death and the normal expiry date of the option to the extent that the options were exercisable on the date of death.

•              All benefits, rights and options accruing to any optionee in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable unless specifically provided in the Option Plan or to the extent, if any, permitted by the TSX. During the lifetime of an optionee, any benefits, rights and options may only be exercised by the Optionee.

•              Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Option Plan. Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Option Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Option Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision. Despite the previous two sentences, no shareholder approval, or disinterested shareholder approved, as the case may be, is required for amendments or revisions of the following types:

(a)           amendments of a “housekeeping” nature;

(b)           a change to the vesting provisions of the Option Plan;

(c)           a change to the termination provisions of the Option Plan which does not entail an extension beyond the original expiry date; and

(d)           the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve (where applicable);

notwithstanding that such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

The Option Plan does not provide any ability for the Corporation to transform an option into a stock appreciation right involving an issuance of securities from treasury.

The Corporation does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Option Plan.

The Option Plan is subject to the rules and policies of the TSX including the requirement for shareholder approval every three years following institution.

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Option Plan is 5,431,500, representing 9.8% of the issued and outstanding Common Shares of the Corporation. Approximately 0.2% of the issued and outstanding Common Shares of the Corporation are available for future options to be granted under the Option Plan.

Summary Compensation Table

The following table provides a summary of compensation earned from the Corporation or its subsidiaries or affiliates in respect of the Corporation’s financial years ended October 31, 2009 and 2010 by the Named Executive Officers.

						Non-equity incentive
						Plan compensation
						($)
				Share-	Option-		Long-
				based	based	Annual	term	Pension	All other		Total
Name and		Salary		awards	awards(1)	incentive	incentive	value	compensation		compensation
principal position	Year	($)		($)	($)	plans(2)	plans	($)	($)		($)
ROGER V. HARDY	2010	482,000	(3)	Nil	382,655	90,000	Nil	Nil	7,500	(4)	962,155
CEO and President	2009	437,923	(3)	Nil	141,231	150,000	Nil	Nil	6,785	(4)	735,939

GLEN KAYLL	2010	230,000		Nil	42,517	60,000	Nil	Nil	7,500	(4)	340,017
CFO	2009	198,077		Nil	80,703	40,000	Nil	Nil	1,538	(4)	320,318

STEVE WALLACE	2010	132,500		Nil	157,306	50,000	Nil	Nil	7,500	(4)	347,306
Vice President, North American Sales	2009	132,500		Nil	Nil	25,000	Nil	Nil	2,038	(4)	159,538

STEVE BOCHEN	2010	150,000		Nil	Nil	30,000	Nil	Nil	7,488	(4)	187,488
Chief Operating Officer	2009	150,000		Nil	20,176	42,500	Nil	Nil	1,440	(4)	214,116

TERRY VANDERKRUYK Vice President, Corporate Development	2010	150,000		Nil	Nil	15,000	Nil	Nil	7,488	(4)	172,488
	2009	150,000		Nil	142,621	15,000	Nil	Nil	1,450	(4)	309,071

(1)

The grant date fair value of each option granted during the fiscal years ended October 31, 2009 and 2010 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 57.3% (in 2009) and 53.9% (in 2010); risk free interest rate of 2.14% (in 2009) and 2.22% (in 2010); expected option life of 5 years; and expected dividend rate of nil. The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)	Comprised of performance bonuses earned in respect of the indicated fiscal year, but paid subsequent to each related fiscal year end.
(3)	No compensation amounts received by Mr. Hardy relate to his role as a director of the Corporation.
(4)

The amount indicated represents the Corporation’s matching contribution towards the purchase price of Common Shares purchased by the NEO under the Corporation’s Employee Share Ownership Plan in which all regular employees of the Corporation are eligible to participate. Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either $50,000 or 10% of the NEO’s total salary for the financial year.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to Named Executive Officers that were outstanding as at October 31, 2010.

	Option-based Awards				Share-based Awards
						Market or
					Number of	payout value
	Number of				shares or	of share-
	securities			Value of	units of	based
	underlying	Option		unexercised	shares that	awards that
	unexercised	exercise		in-the-money	have not	have not
	options(1)	price	Option expiration	options(2)	vested	vested
Name	(#)	($)	date	($)	(#)	($)
ROGER V. HARDY	675,000	1.42	July 14, 2015	101,250	Nil	N/A
	350,000	0.80	January 8, 2014	269,500	Nil	N/A
	300,000	1.05	March 23, 2013	156,000	Nil	N/A
	100,000	0.89	May 9, 2012	68,000	Nil	N/A
GLEN KAYLL	75,000	1.42	July 14, 2015	11,250	Nil	N/A
	200,000	0.80	January 8, 2014	154,000	Nil	N/A
	35,000	1.05	March 23, 2013	18,200	Nil	N/A
	200,000	0.99	November 26, 2011	116,000	Nil	N/A
STEVE WALLACE	200,000	1.49	January 5, 2015	16,000	Nil	N/A
	250,000	1.14	October 4, 2012	107,500	Nil	N/A
	150,000	1.14	October 4, 2012	64,500	Nil	N/A
STEVE BOCHEN	50,000	0.80	January 8, 2014	38,500	Nil	N/A
	100,000	0.89	May 9, 2012	68,000	Nil	N/A
TERRY VANDERKRUYK	300,000	0.80	May 6, 2014	231,000	Nil	N/A
	50,000	0.80	January 8, 2014	38,500	Nil	N/A
	100,000	0.91	July 20, 2013	66,000	Nil	N/A
	100,000	0.89	May 9, 2012	68,000	Nil	N/A

(1)           Options were granted with a five-year term and vest as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term.

(2)           Represents the difference between the market value of the Common Shares underlying the options on October 31, 2010 based on the $1.57 closing price of the Common Shares on TSX on October 29, 2010, the last trading day prior to October 31, 2010.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the Named Executive Officers on value of incentive awards vested or earned during the fiscal year ended October 31, 2010.

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during
	year	year	the year
Name	($)	($)	($)
ROGER V. HARDY	228,000	Nil	90,000
GLEN KAYLL	71,084	Nil	60,000
STEVE WALLACE	92,416	Nil	50,000
STEVE BOCHEN	43,000	Nil	30,000
TERRY VANDERKRUYK	213,334	Nil	15,000

Pension Plan Benefits

The Corporation and its subsidiaries do not have any pension plan arrangements in place.

Termination and Change of Control Benefits

Roger V. Hardy, Chairman, CEO and President

Mr. Hardy entered into an employment agreement dated March 29, 2004, as amended, with the Corporation (the “Hardy Agreement”). The Hardy Agreement is renewable annually for an indefinite term. If Mr. Hardy’s employment is terminated for any reason prior to the termination of the Hardy Agreement other than for cause or if he resigns without “good reason” (as defined in the Hardy Agreement), he would be entitled to receive his then base salary and perquisite benefits for 24 months following the termination of his employment and an amount equal to two times his pro-rated bonus. If such termination had occurred on October 31, 2010, Mr. Hardy would have been entitled to receive approximately $1,144,000. If, in connection with or within 18 months of a change in control of the Corporation, Mr. Hardy voluntarily terminates his employment for good reason or is involuntarily discharged, he would be entitled to receive instead a severance payment of 2.5 times the sum of his then annual base salary and then current annual bonus. If such change in control of the Corporation had occurred on October 31, 2010, Mr. Hardy would have been entitled to receive approximately $1,430,000. In connection with the termination of Mr. Hardy’s employment under any of the above-described circumstances and in all cases of a change of control of the Corporation in any event, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full. If all of Mr. Hardy’s unvested options as at October 31, 2010 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $262,000.

Glen Kayll, Chief Financial Officer

Mr. Kayll entered into an employment agreement dated November 8, 2006 with the Corporation (the “Kayll Agreement”). The Kayll Agreement is effective for so long as Mr. Kayll is employed by the Corporation, subject to the termination provisions in the agreement. If the Corporation terminates the Kayll Agreement without cause or if the termination of Mr. Kayll’s employment occurs in contemplation of, at the time of, or within 18 months after a change of control, Mr. Kayll would be entitled to receive an amount equal to 100% of his then annual base salary plus any accrued bonus and vacation to the date of termination. If any such termination had occurred on October 31, 2010, Mr. Kayll would have been entitled to receive approximately $290,000. The Kayll Agreement also provides that, upon Mr. Kayll ceasing to be an employee of the Corporation, he shall conduct himself in a manner as will not breach any fiduciary duty he owes to the Corporation and will continue to be subject to the confidentiality provisions in the Kayll Agreement. In addition, upon any termination of the Kayll Agreement, Mr. Kayll will not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Kayll’s employment, or accept business from any customers or clients of the Corporation for a three-period. In the event of a change of control of the Corporation for the purposes of the Option Plan, all unvested options then held by Mr. Kayll will immediately vest. If all of Mr. Kayll’s unvested options as at October 31, 2010 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $91,283.

Steve Wallace, Vice President, North American Sales

Mr. Wallace entered into an employment agreement dated July 11, 2007 with the Corporation (the “Wallace Agreement”). The Wallace Agreement is renewable annually for an indefinite term. In the event of a change in control of the Corporation, Mr. Wallace will have the right to terminate the Wallace Agreement and the Corporation will be required to pay Mr. Wallace a lump sum equal to 50% of his then annual base salary less applicable statutory deductions, maintain his benefits for a period of nine months, and pay him any accrued salary and vacation. If such termination had occurred on October 31, 2010, Mr. Wallace would have been entitled to receive approximately $91,250. All options granted to Mr. Wallace will also vest immediately upon any such change in control of the Corporation. If all of Mr. Wallace’s unvested options as at October 31, 2010 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $120,833. Upon any termination of the Wallace Agreement, Mr. Wallace will continue to be subject to the confidentiality provisions in the Wallace Agreement, he must not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Wallace’s employment, or accept business from any customers or clients of the Corporation for a one-year period. In addition, for a period of two years following termination, Mr. Wallace may not induce or attempt to induce any employee of the Corporation or its affiliates to leave the employ of the Corporation or its affiliates or interfere with such employment relationships, or knowingly hire any person who was an employee of the Corporation or its affiliates within 180 days prior to the time such employee was hired by Mr. Wallace.

Steve Bochen, Chief Operating Officer

Mr. Bochen entered into an employment agreement dated June 1, 2002 with the Corporation, as amended (the “Bochen Agreement”). The Bochen Agreement is renewable annually for an indefinite term. Pursuant to the Bochen Agreement, upon Mr. Bochen terminating the Bochen Agreement in the event of the change in control of the Corporation or for other “good reason” (as defined in the Bochen Agreement) or upon the Corporation terminating the Bochen Agreement without cause, the Corporation will be required to pay Mr. Bochen a lump sum payment equal to four months of his then base salary less applicable deductions, maintain his benefits for a period of four months (subject to a duty to mitigate and termination of the benefits payment upon Mr. Bochen obtaining a new source of remuneration for services), and pay him any unpaid bonus, vacation or authorized expenses amounts accrued to the date of termination of employment. If any such termination had occurred on October 31, 2010, Mr. Bochen would have been entitled to receive approximately $80,000. If the Corporation gives 120 days’ notice to Mr. Bochen that the Bochen Agreement will not be renewed at the end of its then current term, the Corporation would be required to pay Mr. Bochen the same payments described above and, in addition, all stock options granted to him will vest immediately. If all of Mr. Bochen’s unvested options as at October 31, 2010 had vested on that date upon such event, the value of the newly vested options would have been approximately $19,250. Upon any termination of the Bochen Agreement, Mr. Bochen will continue to be subject to the confidentiality provisions in the Bochen Agreement and he will be subject to a restrictive covenant for a period of 24 months after termination to not do things set out in the Bochen Agreement that are competitive with the Corporation’s business or any product or service of the Corporation (as carried on and provided by the Corporation during the 12-month period immediately preceding the termination of Mr. Bochen’s employment).

Terry Vanderkruyk, Vice President, Corporate Development

Mr. Vanderkruyk entered into an employment agreement dated January 15, 2006 with the Corporation (the “Vanderkruyk Agreement”). The Vanderkruyk Agreement is effective for so long as Mr. Vanderkruyk is employed by the Corporation, subject to the termination provisions in the agreement. If the Corporation terminates the Vanderkruyk Agreement without cause or if the termination of Mr. Vanderkruyk’s employment occurs in contemplation of, at the time of, or within 18 months after a change of control of the Corporation, Mr. Vanderkruyk would be entitled to receive an amount equal to 50% of his then annual base salary. If any such termination had occurred on October 31, 2010, Mr. Vanderkruyk would have been entitled to receive approximately $90,000. The Vanderkruyk Agreement also provides that, upon Mr. Vanderkruyk ceasing to be an employee of the Corporation, he shall conduct himself in a manner as will not breach any fiduciary duty he owes to the Corporation and will continue to be subject to the confidentiality provisions in the Vanderkruyk Agreement. In addition, upon any termination of the Vanderkruyk Agreement, Mr. Vanderkruyk will not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Vanderkruyk’s employment, or accept business from any customers or clients of the Corporation for a three-period. In the event of a change of control of the Corporation for the purposes of the Option Plan, all unvested options then held by Mr. Vanderkruyk will immediately vest. If all of Mr. Vanderkruyk’s unvested options as at October 31, 2010 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $41,250.

Director Compensation

Discussion of Directors’ Compensation

The Board has adopted a Directors’ Compensation Policy, as amended and restated November 1, 2009. Under the Directors’ Compensation Policy, inside directors are not paid any compensation. Outside directors are paid an annual retainer of $15,000. In addition, outside directors are paid $1,000 for each Board meeting attended and for each committee meeting attended. In addition, the chairperson of the Audit Committee receives an additional $13,000 per year and the chairperson of each other committee receives an additional $5,000 per year (the only other current standing committee is the Compensation Committee). Outside directors are also entitled to a grant of stock options to purchase 10,000 Common Shares concurrent with each year’s annual meeting with such grant subject to consent by the Board after each annual meeting. All payments made to outside directors pursuant to the Directors’ Compensation Policy are payable in arrears and on a semi-annual basis at the end of June and December each year.

The Board constitutes special committees as required from time to time to deal with special matters. During the financial year ended October 31, 2010, the Board constituted a special committee comprised of Stuart Belkin, Roger V. Hardy, Jeffrey Mason, Murray McBride and Michaela Tokarski in connection with efforts associated with the European management change. Each member of the special committee who was an outside director was paid $1,000 for each of three meetings attended.

Under the Directors’ Expenses—Reimbursement Policy and Procedure, both inside and outside directors are entitled to reimbursement of travel and other expenses incurred in the conduct of the Corporation’s business.

The Corporation has no pension plan or other arrangement for non-cash compensation to the Directors, except for stock options. Pursuant to the terms of the Option Plan, the number of options issuable to each non-employee director, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 1% of the issued and outstanding Common Shares.

Director Compensation Table

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) during the financial year ended October 31, 2010. For Mr. Hardy’s compensation during fiscal 2010, see “Executive Compensation—Summary Compensation Table”.

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards(1)	compensation	value	compensation		Total
Name	($)	($)	($)	($)	($)	($)		($)
STUART BELKIN(2)	17,250	Nil	7,298	Nil	Nil	Nil		24,798
CURT CRANFIELD(3)	11,750	Nil	7,298	Nil	Nil	Nil		19,048
JEFFREY MASON	55,000	Nil	7,298	Nil	Nil	Nil		62,298
MURRAY MCBRIDE	33,000	Nil	7,298	Nil	Nil	Nil		40,298
DANIEL MÜHLBACH(4)	Nil	Nil	Nil	Nil	Nil	191,354	(4)	191,354
TUSHAR SHAH(5)	8,500	Nil	6,190	Nil	Nil	Nil		14,690
MICHAELA TOKARSKI	23,000	Nil	7,298	Nil	Nil	537	(6)	30,835

(1)           The grant date fair value of each option granted during the fiscal years ended October 31, 2010 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 53.9%; risk free interest rate of 2.22%; expected option life of 5 years; and expected dividend rate of nil. The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)           Mr. Belkin became a director on March 26, 2010.

(3)           Mr. Cranfield ceased to be a director on March 26, 2010.

(4)           Mr. Mühlbach ceased to be a director on July 6, 2010. The “other compensation” shown for Mr. Mühlbach relates to amounts received by him as Chief Executive Officer of Lenslogistics AB, a wholly-owned subsidiary of the Corporation, during the period of his service in that capacity until April 2010 (amounts were paid in Swedish currency and have been translated into Canadian dollars at prevailing exchange rates at time of payment).

(5)           Mr. Shah became a director on July 15, 2010.

(6)           Represents consulting fees earned by Ms. Tokarski from the Corporation for project management services rendered that are unrelated to her directorship.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) that were outstanding as at October 31, 2010.

	Option-based Awards				Share-based Awards
						Market or
					Number of	payout value
	Number of			Value of	shares or	of share-
	securities			unexercised	units of	based
	underlying	Option		in-the-	shares that	awards that
	unexercised	exercise		money	have not	have not
	options(1)	price	Option expiration	options(2)	vested	vested
Name	(#)	($)	date	($)	(#)	($)
STUART BELKIN	10,000	1.42	March 26, 2015	1,500	Nil	N/A
JEFFREY MASON	10,000	1.42	March 26, 2015	1,500	Nil	N/A
	10,000	1.08	August 25, 2014	4,900	Nil	N/A
	10,000	1.05	March 23, 2013	5,200	Nil	N/A
	10,000	0.87	April 30, 2012	7,700	Nil	N/A
MURRAY MCBRIDE	10,000	1.42	March 26, 2015	1,500	Nil	N/A
	10,000	1.08	August 25, 2014	4,900	Nil	N/A
	10,000	1.05	March 23, 2013	5,200	Nil	N/A
	10,000	0.87	April 30, 2012	7,700	Nil	N/A
TUSHAR SHAH	10,000	1.28	September 14, 2015	2,900	Nil	N/A
MICHAELA TOKARSKI	10,000	1.42	March 26, 2015	1,500	Nil	N/A
	10,000	1.08	August 25, 2014	4,900	Nil	N/A
	10,000	1.05	March 23, 2013	5,200	Nil	N/A
	11,000	1.12	July 19, 2012	4,950	Nil	N/A
	10,000	0.87	April 30, 2012	7,700	Nil	N/A

(1)           Options were granted with a five-year term and vest as to 1,000 Common Shares immediately upon grant with remaining options vesting as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term.

(2)           Represents the difference between the market value of the Common Shares underlying the options on October 31, 2010 based on the $1.57 closing price of the Common Shares on TSX on October 29, 2010, the last trading day prior to October 31, 2010.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) on value of incentive awards vested or earned during the fiscal year ended October 31, 2010.

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	earned during the year
Name	($)	($)	($)
STUART BELKIN	3,550	Nil	Nil
JEFFREY MASON	11,375	Nil	Nil
MURRAY MCBRIDE	11,375	Nil	Nil
TUSHAR SHAH	1,280	Nil	Nil
MICHAELA TOKARSKI	13,363	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Corporation’s equity compensation plan under which Common Shares are authorized for issuance as at October 31, 2010. The information shown for “Equity compensation plans approved by securityholders” relates to the Corporation’s Stock Option Plan as at October 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION

Number of securities
	Number of Securities		remaining available for
	to be issued upon	Weighted average	future issuance under equity
	exercise of outstanding	exercise price of	compensation plans
	options, warrants and	outstanding options,	(excluding securities
	rights	warrants and rights	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,748,000	$1.10	791,617	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,748,000		791,617

(1)           The total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 10% of the issued and outstanding Common Shares from time to time (being 5,539,617 Common Shares as at October 31, 2010).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out certain information with respect to the aggregate indebtedness of all current and former executive officers, directors and employees of the Corporation or any of its subsidiaries to the Corporation or to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries that is outstanding as at December 31, 2010.

AGGREGATE INDEBTEDNESS ($)

(in thousands, as at December 31, 2010)

	To the Corporation or its
Purpose	subsidiaries	To another entity
Share purchases	Nil	Nil
Other	204	Nil

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out information for each individual who is, or at any time during the financial year ended October 31, 2010 was, a director or executive officer of the Corporation, each proposed nominee for election as a director of the Corporation, and each associate of any such director, executive officer or proposed nominee, who is, or at any time since November 1, 2009 has been, indebted to the Corporation or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since November 1, 2009 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

Financially
		Largest				assisted
		amount				securities		Amount
		outstanding		Amount		purchased		forgiven
		during year		outstanding as		during year		during year
	Involvement	ended		at		ended		ended
	of	October 31,		December 31,		October 31,		October 31,
Name and principal	Corporation	2010		2010		2010	Security for	2010
position	or subsidiary	($)		($)		(#)	indebtedness	($)
Other Programs
STEVE BOCHEN Chief Operating Officer	Corporation	42,996	(1)	43,585	(1)	Nil	Nil	Nil
TERRY VANDERKRUYK	Corporation	123,245	(1)	124,094	(1)	Nil	Nil	Nil
Vice President, Corporation Development

(1)           Amounts outstanding are evidenced by promissory notes and are personally repayable by the debtor on demand of the Corporation and bear interest at 5% per annum.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in a management proxy circular of the Corporation, no informed person (i.e. insider) of the Corporation, no proposed director of the Corporation, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since November 1, 2009 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Corporation are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

SHAREHOLDER PROPOSALS

October 28, 2011 is the final date by which the Corporation must receive any proposals for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the next annual meeting of the Corporation subject to the requirements of the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its financial year ended October 31, 2010 which are available on SEDAR and may also be obtained by sending a written request to the Corporation at the Corporation’s head office located at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, Canada V5M 4X7.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Corporation’s Audit Committee is contained under the heading “Directors and Executive Officers—Audit Committee” in the Corporation’s Annual Information Form dated January 28, 2011 for the financial year ended October 31, 2010 filed on SEDAR.

DIRECTORS’ APPROVAL

The contents and sending of this Management Proxy Circular to the shareholders and other persons entitled thereto have been approved by the Board of Directors of the Corporation.

DATED as of the 28th day of January, 2011.

BY ORDER OF THE BOARD

/s/ Roger V. Hardy
Roger V. Hardy
Chairman, Chief Executive Officer and President

APPENDIX A

COASTAL CONTACTS INC.

(the “Corporation”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS

Board of Directors

Disclose the identity of directors who are independent

Stuart Belkin, Jeffrey Mason and Tushar Shah are independent.

Murray McBride is the stepfather of Roger V. Hardy and Michaela Tokarski and is considered independent as such relationship is not reasonably expected to interfere with the exercise of his independent judgment in relation to the Corporation.

Disclose the identity of directors who are not independent, and describe the basis for that determination

The following directors are not considered independent for the purposes of corporate governance disclosures:

Roger V. Hardy is the Chairman, Chief Executive Officer and President of the Corporation.

Michaela Tokarski is a sister of Roger V. Hardy and, since the beginning of the financial year ended October 31, 2010, has received $537 in fees from the Corporation in connection with consulting services to the Corporation.

Disclose whether or not a majority of the directors are independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board is currently composed of six directors, four of whom are considered independent and two of whom are not considered independent.

In order to facilitate its exercise of independent judgment in carrying out its responsibilities, the Board establishes informal committees, on an as needed basis, consisting solely of independent directors to consider certain matters to be considered by the Board. The Board, or any committee, may also seek advice from outside advisors. The Board also follows a practice whereby, if a director has an interest in a matter the Board is considering, such director either abstains from voting on the matter or exits the Board meeting.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	Stuart Belkin	—	Rogers Sugar Inc.

	Jeffrey Mason	—	Amarc Resources Ltd. Slater Mining Corporation

DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. At Board and Committee meetings, the independent directors hold sessions at which members of management are not in attendance.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Roger V. Hardy is the Chairman of the Board and is not an independent director. The Board does not presently have a lead director.

The Board believes that its current structure best reflects the entrepreneurial leadership of the Corporation. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee and the Compensation and Corporate Governance Committee being composed either entirely of independent directors or of a majority of independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	Since November 1, 2009 (the beginning of the Corporation’s most recently completed financial year), the Corporation has had 5 Board meetings with attendance by the directors as follows:

	Stuart Belkin	—	3 of 3 meetings(1)
	Roger V. Hardy	—	5 of 5 meetings
	Jeffrey Mason	—	5 of 5 meetings
	Murray McBride	—	5 of 5 meetings
	Tushar Shah	—	1 of 1 meeting(2)
	Michaela Tokarski	—	5 of 5 meetings

(1) Mr. Belkin became a director on March 26, 2010.

(2) Mr. Shah became a director on July 15, 2010.

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.

DISCLOSURE REQUIREMENTS	COMMENTS

Board Mandate

Disclose the text of the board’s written mandate

The Board does not have a written mandate, but is in the process of implementing one. The Board has responsibility for the Corporation’s approach to corporate governance. The responsibility for the day-to-day management of the Corporation rests with the executive officers; however, the Board is ultimately responsible for the stewardship of the Corporation. The Board assumes this responsibility in key areas such as the following:

(a)   safeguarding shareholder interests;

(b)   the adoption of a strategic planning process that includes reviewing the Corporation’s long-term objectives on a periodic basis;

(c)   succession planning, including appointing, developing and monitoring senior management;

(d)   developing and monitoring the Corporation’s policy for communicating with shareholders, other stakeholders and the public;

(e)   the integrity of the Corporation’s internal control systems, which the Board and the Audit Committee and Compensation and Corporate Governance Committee review periodically with management and the Corporation’s auditors;

(e)   reviewing with management the principal risks affecting the Corporation and the systems that have been put in place to manage these risks; and

(f)    considering and approving all significant transactions or decisions affecting the Corporation and its subsidiaries prior to implementation.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or for the chair of each Board committee.

Although the Board has not developed formal position descriptions for its Chairman and the chairs of the Board committees, through periodic discussions amongst the Board members, they have acquired a good understanding of their respective roles.

The chairs of the Audit Committee and the Compensation and Corporate Governance Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged. The committee chairs are required to comply with the requirements of the policies governing the particular

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committee. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not developed a written position description for the CEO. The CEO is responsible for the day-to-day operations of the Corporation, and with the management team, pursues Board-approved strategic initiatives within the context of authorized business, capital plans and corporate policies. The CEO is expected to report to the Board on a regular basis on short-term results and long-term development activities. The Board (with recommendations from the Compensation and Corporate Governance Committee) discusses the goals of the Corporation and the performance of the CEO in the attainment of these goals.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)   the role of the board, its committees and its directors; and

(ii)  the nature and operation of the issuer’s business

As necessary, new members of the Board are provided with information about the Corporation, the role of the Board, the Board’s committees, the Board’s directors and the Corporation’s industry.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The current directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. The Corporation provides continuing education for its directors as such needs arise.

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Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code;

(ii)  describe how the board code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has a Code of Business Conduct and Ethics (the “Code”) setting out the principles that should guide the behaviour of the Corporation’s directors, officers and employees. The Code addresses issues such as the following:

(a)   conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)   protection and proper use of corporate assets and opportunities;

(c)   fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;

(d)   compliance with laws, rules and regulations; and

(e)   reporting of any illegal or unethical behaviour.

A copy of the Code is available by request by sending an email to investors@coastalcontacts.com. A copy of the Code is also posted on the Corporation’s website at www.coastalcontacts.com and on SEDAR at www.sedar.com.

The Board is responsible for monitoring compliance with the Code. One tool used for monitoring compliance is the Corporation’s Whistleblower Policy. Any person can report complaints or concerns, which may be on an anonymous basis through the procedures of the Whistleblower Policy.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

To ensure directors of the Corporation exercise independent judgment in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such Board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter. Significant contracts that may be deemed to be a conflict are also reviewed and approved by the Corporation’s Audit Committee.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

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Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination

The Compensation and Corporate Governance Committee is responsible for advising the Board with respect to the filling of vacancies on the Board and making recommendations as to nominees for the Board and uses an informal consultative process.

In order to foster an objective nomination process, the independent members of the Board are encouraged to recommend nominees for the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Compensation and Corporate Governance Committee, which is responsible for various nominating committee functions for the Corporation, is currently comprised of three directors, all of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	The Compensation and Corporate Governance Committee has the authority and responsibility to:

(a) evaluate and make recommendations to the Board with respect to filling vacancies on the Board and making recommendations as to nominees for the Board; and

(b) evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs.

The Compensation and Corporate Governance Committee analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs. New candidates are introduced to the Board by members of the Committee.

Compensation

Describe the process by which the board determines compensation for the issuer’s directors and officers

The Compensation and Corporate Governance Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Corporation’s directors and officers. The Committee has overall responsibility for approving and evaluating the directors and officers compensation plans, policies and programs for the Corporation.

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Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation and Corporate Governance Committee is currently comprised of three directors, all of whom are independent.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

The authority and responsibility of the Compensation and Corporate Governance Committee with respect to compensation matters is set out in a the Committee’s Charter and includes, without limitation, the following:

(a)   annually review and approve corporate goals and objectives relevant to the compensation of the CEO and President, evaluate the CEO and President’s performance in light of those goals and objectives, and set the CEO and President’s compensation level based on this evaluation;

(b)   review and approve the compensation of the CEO and President and review the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements, and change-in-control benefits;

(c)   periodically review and make recommendations to the Board with respect to incentive compensation plans, equity-based plans and management retention plans;

(d)   exercise all rights, authority and functions of the Board under all of the Corporation’s stock option, stock incentive , employee stock purchase and other equity-based plans, including, without limitation, the authority to interpret the terms of the plans, to grant options, and to make stock awards;

(e)   periodically review and make recommendations to the Board with respect to compensation for directors (including compensation for members of Board committees);

(f)    periodically review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval; and

(g)   retain and terminate any compensation consultant to be used to assist in the evaluation of compensation for officers and approve the consultants’ fees and other retention terms.

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The Compensation and Corporate Governance Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that the compensation allows the Corporation to attract qualified candidates. In order to ensure an objective process for determining compensation, the Committee reviews independent materials such as pay survey data and industry reports. The Committee also encourages open and frank discussion from its members and seeks leadership from its independent chair. In addition, it benchmarks against other companies using peer group studies compiled for the Committee.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Not applicable.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the above-mentioned responsibilities, the Compensation and Corporate Governance Committee also has authority and responsibility for corporate governance matters, including, without limitation, the following:

(a) manage the corporate governance systems for the Board;

(b) assist the Board to fulfill its duty to meet the applicable legal, regulatory business principles and “codes of best practice” of corporate behaviour and conduct;

(c) assist in the creation of a corporate culture and environment of integrity and accountability;

(d) in conjunction with the Chairman, monitor the quality of the relationship between the Board and management of the Corporation;

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(e) review management’s succession plans for senior management;

(f) develop and monitor the Corporation’s overall approach to corporate governance issued and, subject to approval by the Board, implement and administer this process;

(g) review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the CEO;

(h)   review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including, without limitation, the size of the Board, number and content of Board meetings, and the communication process between the Board and management; and

(i) make recommendations to the Board regarding changes to the Board’s corporate governance guidelines.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Compensation and Corporate Governance Committee also has authority and responsibilities relating to assessment matters, including the following:

(a) annually evaluate and report to the Board on the performance and effectiveness of the Board;

(b) annually, in conjunction with the CEO, evaluate the performance of the Corporation’s management (other than the CEO); and

(c) evaluate and lead the Board’s annual review of the CEO’s performance.

The Compensation and Corporate Governance Committee does not have a formal process to monitor the effectiveness of the Board, Board committees and individual directors, but rather relies on an informal review process. In order to gauge performance, the Committee considers the following:

(a) input from directors, where appropriate;

(b) attendance of directors at meetings of the Board and any committee;

(c) the charter of each committee; and

(d) the competencies and skills each individual director is expected to bring to the Board and each committee.